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Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	February 26, 2011	February 27, 2010	February 28, 2009	March 1, 2008	March 3, 2007
	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	547,581	515,763	477,627	449,596	275,219
Interest portion of net rental expense(1)	321,888	320,506	320,947	287,934	195,592

Fixed charges before capitalized interest and preferred stock dividend requirements	869,469	836,269	798,574	737,530	470,811
Preferred stock dividend requirements(2)	18,692	17,614	43,536	65,066	62,910
Capitalized interest	509	859	1,434	2,069	1,474

Total fixed charges	888,670	854,742	843,544	804,665	535,195
Earnings:
(Loss) income before income taxes	(545,582)	(479,918)	(2,582,794)	(273,499)	13,582
Preferred stock dividend requirements(2)	(18,692)	(17,614)	(43,536)	(65,066)	(62,910)
Fixed charges before capitalized interest	888,161	853,883	842,110	802,596	533,721

Total adjusted (loss) earnings	323,887	356,351	(1,784,220)	464,031	484,393

Earnings to fixed charges deficiency	(564,783)	(498,391)	(2,627,764)	(340,634)	(50,802)

Ratio of earnings to fixed charges(3)	—	—	—	—	—

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the years ended March 3, 2007, March 1, 2008, February 28, 2009, February 27, 2010, and February 26,2011 earnings were insufficient to cover fixed charges by approximately $50.8 million, $340.6 million, $2.6 billion, $498.4 million, and $564.8 million, respectively.

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  Exhibit 12
RITE AID CORPORATION AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES